VIA EDGAR

July 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jeffrey Riedler, Assistant Director
Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K filed February 26, 2010 DEF 14A filed April 8, 2010 File No. 1-15202

Dear Mr. Riedler:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below are Berkley’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated July 20, 2010 from you to Eugene G. Ballard, Berkley’s Senior Vice President -- Chief Financial Officer, relating to Berkley’s proxy statement on Schedule 14A filed April 8, 2010 (the “2010 Proxy Statement”).  For your convenience, we have set forth below the Staff's comments in italics, followed by Berkley's responses thereto.

Definitive Proxy Statement

Executive Compensation Decisions During the Last Fiscal Year, Page 30

1.
We note incentive bonuses for your NEO’s “other than the CEO and COO are based on a reasoned subjective assessment of individual performance and future potential.”  However, the Compensation Discussion and Analysis does not disclose the assessment or factors considered when determining the NEO’s bonus payments.  Please confirm that the 2011 proxy statement will include a discussion of the factors the Compensation Committee considered when determining each NEO’s bonus and how the factors were used to determine the amount of the bonus.  In the future, if individual and/or corporate goals and performance objectives are used to determine bonuses, these goals and objectives should be described and quantified to the extent practicable.  How the level of achievement was used to determine the bonuses should also be discussed.

As you note, on page 30 of our 2010 Proxy Statement under “General Approach,” we state that “pay decisions for NEOs, other than the CEO and COO, are based on a reasoned subjective assessment of individual performance and future potential.”  However, the elements of their pay are then discussed in the following subsections.  With respect to their annual bonuses, the 2010 Proxy Statement goes on to state on pages 30-31 the following:1

Mr. Jeffrey Riedler
Securities and Exchange Commission
July 29, 2010

Annual Incentive Bonus.   For Messrs. Ballard, Lederman, and Shiel, the CEO determined, and reviewed with the Committee, the 2009 bonus amounts, as shown in the Summary Compensation Table, based on a reasoned subjective assessment of Company performance (primarily ROE) and individual performance. For Mr. Ballard, the CEO reviewed his management of the financial accounting department as well as management of strategic accounting and treasury issues related to the Company’s business. For Mr. Lederman, the CEO reviewed his management of the legal department and management of the legal department’s responses to law and regulations as they relate to the Company’s business. For Mr. Shiel, the CEO reviewed his management of the investment department. In addition, for Mr. Shiel, consideration was given to performance of the Company’s investment portfolio. See the discussion on CEO bonus for a more detailed analysis of Company performance. The 2009 bonus award for each of Mr. Ballard and Mr. Lederman was $325,000, which represented a 4.5% decline over the prior year. The reduction in bonus amount was due primarily to Company performance. The 2009 bonus award for Mr. Shiel was brought back in line with Messrs. Ballard and Lederman, or $325,000, after having been reduced by 50% in 2008.

We believe that this description complies with the requirement to describe the factors used in computing these NEOs’ bonus payments.  We note that during 2009 there were no specific individual and/or corporate goals and performance objectives used to determine these bonuses.

Discussion of Risk and Compensation Plans, Page 33

2.
We note that you have provided a discussion of the compensation policies and practices that are intended to ensure that executives are not encouraged to take excessive risks.  However, you have not disclosed whether your compensation policies and practices are reasonably likely to have a material adverse effect on you or your business.  To the extent that the compensation policies and practices are reasonably likely to have a material adverse effect, please address all the requirements of Item 402(s) of Regulation S-K.

1   The 2010 Proxy Statement, on pages 31-32, also states that during 2009 these NEOs did not participate in the Company’s 2007 Annual Incentive Compensation Plan, nor did any NEO receive any awards under the Company’s Long-Term Incentive Plan.

Mr. Jeffrey Riedler
Securities and Exchange Commission
July 29, 2010

Berkley does not believe that its compensation policies and practices are reasonably likely to have a material adverse effect on its business and accordingly did not include any such disclosure pursuant to Item 402(s) of Regulation S-K in its 2010 Proxy Statement.  We do not understand the requirement under Item 402(s) to require disclosure whether our compensation policies and practices are reasonably likely to have a material adverse effect on our business, but rather are only triggered if in fact they are reasonably likely to have such an effect.2

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:       John Krug (SEC)
Eugene G. Ballard (Berkley)
Ira S. Lederman (Berkley)

 2   See SEC Release Nos. 33-9089 and 34-61175, Proxy Disclosure Enhancements, at page 17 (“We believe an approach consistent with our prior practice is appropriate and the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”).